Shanda Games Appoints New Company President and Board Member

HONG KONG, March 27, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, today announced that Mr. Tunghai Chien has been appointed as the Company’s new President. Mr. Chien previously served as the Company’s Senior Vice President of Business Development.

“Mr. Chien’s exceptional ability, leadership and extensive experience in business development directly aligns with the direction Shanda Games has taken over the past few years,” commented Mr. Tianqiao Chen, Chairman of Shanda Games' Board of Directors. “Following the Company’s recent advancements in mobile games and expansion into overseas markets, the Board believes Mr. Chien is ideally suited to build on the future potential of the current strategy. I look forward to continuing our work together as we implement our strategy and grow our business over the long term.”

“I am honored to have been entrusted with this opportunity to aid the Company in further strengthening its franchises and delivering its expanding portfolio to various new platforms and distribution channels,” said Mr. Tunghai Chien, President of Shanda Games. “The Company has undertaken numerous initiatives in an effort to adapt to a rapidly changing environment since I first joined. Each of these changes brings along new opportunities and challenges which we intend to take advantage of. I look forward to working closely with the Company’s talented employees as we start 2013 on a solid footing.”

Mr. Tunghai Chien joined Shanda Games in 2009 and served as the Vice President for Business Development before being promoted to Senior Vice President in 2011. Prior to joining Shanda Games, Mr. Chien served as the head of business development at leading Korean online game companies including CJ Internet Holdings, Webzen Co., Ltd., Wedmade Entertainment Co., Ltd. and Actoz Soft Co., Ltd. Mr. Chien holds a bachelor’s degree in economics from National Shinshu University in Japan.

In addition, Ms. Grace Wu, who previously served as a director of Shanda Games since 2010, has resigned from her position due to personal reasons. Mr. Johnson Yao, who currently serves as Vice President of Finance of Shanda Interactive Entertainment Limited’s (“Shanda Interactive”), will replace Ms. Wu on the Company’s Board of Directors.

Mr. Yao has served as Shanda Interactive's Vice President of Finance since May 2011. Mr. Yao previously served as assistant vice president of finance at Shanda Interactive since November 2007. Mr. Yao also served as a member of the board of directors and Chief Financial Officer of Actoz Soft Co., Ltd. from March 2008 to March 2012 and from March 2008 to July 2011, respectively, and served as acting Chief Finance Officer of Ku6 Media Co., Ltd. from October 2009 to September 2010. Prior to joining Shanda Interactive, Mr. Yao worked for over 11 years at KPMG Huazhen Certified Public Accountants, building up extensive finance and M&A expertise in a wide range of industries. Mr. Yao graduated from the College of International Business and Management at Shanghai University, majoring in Finance and Accounting. In addition, Mr. Yao is a member of the Institute of Certified Public Accountants of the People's Republic of China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future potential of the Company’s mobile games business and overseas expansion, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company’s mobile game business and overseas expansion fail to meet expectations, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

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